EXHIBIT 99.1

Kamada's Alpha-1 Antitrypsin Now Available to Treat Graft-
Versus-Host Disease on myTomorrows Early Access Platform

Collaboration expands access to patients throughout Europe with this life-threatening disease

NESS ZIONA, Israel  and New York (May 25, 2016) Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, and myTomorrows, a provider of services to patients and physicians in need of diagnostic tests and drugs in development, today announced a collaboration to provide early access throughout Europe to Kamada's proprietary, highly-purified, liquid form of Alpha-1 Antitrypsin (AAT) to treat bone marrow transplant patients who develop steroid refractory Graft-Versus-Host Disease (GvHD).

Through myTomorrows' web-based platform, Kamada's AAT is now available to physicians and patients in Europe via Early Access Programs. These programs provide physicians and patients facing unmet medical needs with access to development stage drugs in instances that meet regulatory requirements.

"We are thrilled to make Kamada's AAT available to physicians and patients facing this critical condition in European countries," said Ronald Brus MD, Founder and Chief Executive Officer of myTomorrows. "By reducing the complex and time-consuming process of applying for approval from regulatory authorities and healthcare insurers for individual patients, we unburden patients and their physicians by assisting with their Early Access requests."

Both the U.S. Food and Drug Administration and the European Medicines Agency previously granted Kamada's AAT orphan drug designation for GvHD.  Kamada's AAT is being evaluated in an ongoing Phase 1/2 clinical trial to treat steroid-refractory GvHD. This study is being conducted in collaboration with Baxalta Incorporated (NYSE: BXLT) and the Fred Hutchinson Cancer Research Center in Seattle, Washington.

Interim results from this study indicated that continuous administration of intravenous (IV) AAT as a therapy for steroid-refractory gut GvHD is feasible in the subject population.

Amir London, Kamada's Chief Executive Officer, said, "We are especially pleased to be able to provide steroid-refractory GvHD patients in Europe with our proprietary AAT, as this is a life-threatening disease for which there are limited treatment options.  Based on the interim results of the study performed at the Fred Hutchinson Cancer Research Center in Seattle, we intend to initiate a larger, randomized pivotal trial with our AAT in 2016 for the treatment of GvHD. We look forward to partnering with myTomorrows to provide access to our product to physicians and patients throughout Europe. This collaboration underscores Kamada's commitment to bringing innovative new treatment options to patients suffering from rare diseases with unmet medical needs."

Kamada's AAT is already approved in the US, under the trademark Glassia, for the treatment of chronic augmentation and maintenance therapy in individuals with emphysema due to congenital alpha-1- antitrypsin deficiency. The product has not yet received marketing authorization in Europe.

About myTomorrows

myTomorrows provides services to patients and physicians in need of diagnostic tests and drugs in development. Through its web-based platform, myTomorrows provides uniform information on medical conditions, related clinical trials and early access programs. myTomorrows facilitates requests for drugs in development and supplies diagnostic tests. Through its services, myTomorrows aims to enhance data-driven decision-making related to treatment with drugs in development and improve rational pharmacotherapy. For more information, visit: www.mytomorrows.com

myTomorrows Contact:
Erdem Yavuz
+31 88 525 3888
Erdem.Yavuz@mytomorrows.com

About Kamada Ltd

Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company's flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia® in the U.S. through a strategic partnership with Baxalta.  In addition to Glassia®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that its MAA was submitted to the EMA after completing a pivotal Phase 2/3 clinical trials in Europe and is in Phase 2 clinical trials in the U.S. and its intravenous AAT to treat type-1 diabetes, GvHD and to prevent lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Kamada Contacts:
Gil Efron	Bob Yedid
Chief Financial Officer	LifeSci Advisors
ir@kamada.com	646-597-6989
bob@lifesciadvisors.com

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Disclosure Notice
The information in this press release is intended solely for the United States.